- FOR IMMEDIATE RELEASE -

ELRON DECLARES CASH DIVIDEND OF $3.00 PER SHARE TOTALING APPROXIMATELY $89 MILLION

Tel Aviv, September 5, 2005 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) (the "Company") today announced that the Board of Directors of the Company has declared a cash dividend of $3.00 per share, totaling approximately $89 million. The dividend will be paid on September 27, 2005 to shareholders of record on September 15, 2005. The NIS payment per share will be determined based on the representative exchange rate on September 26, 2005. The Company will deduct withholding tax where applicable.

The ex-dividend date on the Tel Aviv Stock Exchange is September 16, 2005. The ex-dividend date on the NASDAQ Stock Market ("NASDAQ") will be determined and published by NASDAQ.

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, telecom, semiconductors and advanced materials.

For further information, visit http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com